--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                SCHEDULE 14D-9
                                (Rule 14d-101)

               Solicitation/Recommendation Statement Pursuant to
           Section 14(d) (4) of the Securities Exchange Act of 1934

                               -----------------

                             HEADHUNTER.NET, INC.
                           (Name of Subject Company)

                               -----------------

                             HEADHUNTER.NET, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
  (Including Associated Junior Participating Preferred Stock Purchase Rights)
                       (Title of Classes of Securities)

                                   422077107
                     (CUSIP Number of Class of Securities)

                               -----------------

                           Robert M. Montgomery, Jr.
                           Chief Executive Officer
                             HeadHunter.NET, Inc.
                         333 Research Court, Suite 200
                            Norcross, Georgia 30092
                                (770) 349-2400
(Name, Address and Telephone Number of Person authorized to Receive Notices and
           Communications on Behalf of the Person Filing Statement)

                                With a copy to:

                               J. Vaughan Curtis
                               Alston & Bird LLP
                              One Atlantic Center
                          1201 West Peachtree Street
                            Atlanta, Georgia 30309
                                (404) 881-7000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

[Headhunter_LOGO]

                                                             August 31, 2001

Dear Fellow Shareholders:

   We are pleased to inform you that on August 24, 2001, HeadHunter.NET, Inc. entered into a merger agreement with Career Holdings, Inc. and its wholly owned subsidiary, CB Merger Sub, Inc., pursuant to which CB Merger Sub has today commenced a tender offer to purchase all of the outstanding shares of Headhunter's common stock, $0.01 par value per share, together with the associated junior participating preferred stock purchase rights issued pursuant to our shareholder protection rights agreement, as amended, for $9.25 per share in cash. Following the tender offer, subject to the terms of the merger agreement, CB Merger Sub will be merged with and into Headhunter. At that time, all shares not purchased in the offer, other than shares owned by Career Holdings, CB Merger Sub, Headhunter or any of their subsidiaries, and any shares held by dissenting shareholders, will be converted into the right to receive $9.25 per share in cash.

   Your board of directors has (1) determined that the offer and the merger are fair to and in the best interests of HeadHunter's shareholders and (2) approved the merger agreement and the transactions contemplated thereby, including the offer and the merger. Your board of directors recommends that you accept the offer and tender your shares pursuant to the offer.

   In arriving at its recommendation, the board gave careful consideration to a number of factors described in the attached Schedule 14D-9, which has been filed today with the Securities and Exchange Commission, including, among other things, the August 24, 2001 opinion of Credit Suisse First Boston Corporation, Headhunter's financial advisor, to the effect that, as of such date, based on and subject to the assumptions, limitations and qualifications set forth in its written opinion, the consideration to be received by holders of shares of Headhunter common stock pursuant to the merger agreement was fair to such shareholders from a financial point of view. In addition to the Schedule 14D-9, enclosed is the Offer to Purchase, dated August 31, 2001 of Career Holdings and CB Merger Sub, together with related materials, including a Letter of Transmittal to be used for tendering your shares of Headhunter common stock. These documents set forth the terms and conditions of the offer and the merger and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully.

                                          Sincerely,

                                          /s/ Robert M. Montgomery, Jr.
                                          Robert M. Montgomery, Jr.
                                          Chief Executive Officer

Item 1. Subject Company Information.

   (a) Name and Address. The name of the subject company is HeadHunter.NET, Inc., a Georgia corporation ("Headhunter" or the "Company"). The address of the principal executive offices of the Company is 333 Research Court, Suite 200, Norcross, Georgia, 30092. The telephone number of the Company at its principal executive offices is (770) 349-2400.

   (b) Securities. The title of the class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the common stock, $0.01 par value per share, of the Company (the "Common Stock") and the associated junior participating preferred stock purchase rights (the "Rights" and collectively with the Common Stock, the "Shares") issued pursuant to the Shareholder Protection Rights Agreement, dated as of April 15, 2000, between the Company and American Stock Transfer & Trust Company, as Rights Agent, as amended by Amendment No. 1, dated as of February 27, 2001, and Amendment No. 2, dated as of August 24, 2001 (the "Rights Agreement").

   As of August 28, 2001, there were 20,407,872 shares of Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

   (a) Name and Address. The filing person is the subject company. The Company's name, business address and business telephone number are set forth in
Item 1 above.

   (b) Tender Offer. This Statement relates to the tender offer to acquire all of the Shares for $9.25 per Share by CB Merger Sub, Inc., a Georgia corporation (the "Purchaser") and a wholly owned subsidiary of Career Holdings, Inc., a Delaware corporation ("Career Holdings"), pursuant to the Agreement and Plan of Merger, dated as of August 24, 2001, among Headhunter, Career Holdings and Purchaser (the "Merger Agreement"). The Offer to Purchase filed as Exhibit
(a)(1)(A) to the Schedule TO, which is being mailed to shareholders together with this Statement, and incorporated herein by reference, and the related Letter of Transmittal are referred to collectively as the "Offer." The Offer is described in a Tender Offer Statement on Schedule TO, dated August 31, 2001 (the "Schedule TO"), filed by the Purchaser and Career Holdings with the Securities and Exchange Commission (the "SEC"). The Offer to Purchase and the Letter of Transmittal are being sent to the Company's shareholders with this Statement. Following consummation of the Offer, and satisfaction or waiver of certain conditions, CB Merger Sub, Inc. will merge with and into the Company (the "Merger").

   The Schedule TO states that the principal executive offices of Career Holdings and Purchaser are located at 10790 Parkridge Boulevard, Suite 200, Reston, Virginia 20191.

   All information contained or incorporated by reference in this Statement concerning Career Holdings or Purchaser, including but not limited to information with respect to the respective directors and executive officers of Career Holdings and Purchaser or actions or events with respect to any of them, was provided by them, and the Company takes no responsibility for such information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 (the "Information Statement") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that is attached as Annex B to this Statement and is incorporated herein by reference. Except as described in this Statement (including in Annex B hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) Career Holdings or Purchaser or their respective executive officers, directors or affiliates.

The Merger Agreement

   The following is a summary of certain provisions of the Merger Agreement, which relates to agreements, arrangements and understandings of a type described above. The summary of the Merger Agreement contained in the Offer to Purchase is more complete. In addition, the following summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Merger Agreement.

   Board Representation. The Merger Agreement provides that promptly after such time as Purchaser purchases Shares pursuant to the Offer, Purchaser will be entitled to designate at its option up to that number of directors of Headhunter's Board of Directors (the "Headhunter Board" or the "Board of Directors"), subject to compliance with Section 14(f) of the Exchange Act, as will make the percentage of Headhunter's directors designated by Purchaser equal to the percentage of the aggregate voting power of the Shares held by Career Holdings or any of its subsidiaries; provided, however, that in the event that Purchaser's designees are elected to the Headhunter Board, until the effective time of the Merger, the Headhunter Board shall have at least two directors who were directors of Headhunter on the date of the Merger Agreement and who are not officers of Headhunter (the "Independent Directors").

   If the number of Independent Directors shall be reduced below two for any reason, the Independent Director shall designate an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors of Headhunter shall designate two persons to fill such vacancies who shall not be directors, officers, employees or affiliates of Career Holdings or any of its subsidiaries, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Following the time that Purchaser's designees to the Headhunter Board constitute a majority of the Headhunter Board and prior to the effective time of the Merger, any amendment or modification of the Merger Agreement, any termination of the Merger Agreement by Headhunter, any extension by Headhunter of the time for the performance of any of the obligations or other acts of Career Holdings or Purchaser or any waiver of any condition to Headhunter's obligations under the Merger Agreement or any of Headhunter's rights under the Merger Agreement will require the concurrence of at least one of the Independent Directors. Headhunter shall take all actions requested by Career Holdings to effect any such election. These actions include the mailing of the Information Statement with this Statement. In connection with the foregoing, Headhunter will promptly, at the option of Career Holdings, either increase the size of the Headhunter Board and/or obtain the resignation of such number of its current directors as is necessary to enable Purchaser's designees to be elected or appointed to the Headhunter Board as provided above.

   Indemnification. Pursuant to the Merger Agreement, for a period of six years from and after the effective time of the Merger, in the event of any threatened or actual claim, action, suit, proceeding, or investigation, whether civil, criminal, or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of the Merger Agreement, a director or officer of Headhunter (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director, officer, or employee of Headhunter, or (ii) the Merger Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the effective time of the Merger, the Company as the surviving corporation in the Merger (the "Surviving Corporation"), shall indemnify and hold harmless, as and to the fullest extent permitted by law, each such Indemnified Party against any liability (including reasonable attorneys' fees and expenses in advance of the final disposition of any claim, suit, proceeding, or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law in form and substance which is reasonably satisfactory to the Surviving Corporation), judgments, fines, and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding, or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding, or investigation (whether asserted or arising before or after the effective time of the Merger), the Indemnified Parties may retain counsel reasonably satisfactory to them; provided, however, that (a) the Surviving Corporation shall have the right to assume the defense thereof and upon such assumption the Surviving Corporation shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest between the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain one (but only one) counsel reasonably satisfactory to them and the Surviving Corporation, and in such instance the Surviving Corporation shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (b) the Surviving Corporation shall not be liable for any settlement effected without its prior written consent, and (c) the Surviving Corporation shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

   Under the Merger Agreement, the Surviving Corporation agrees that all rights to indemnification and all limitations on liability existing in favor of the directors, officers, and employees of Headhunter and its subsidiaries as provided in their respective articles of incorporation, bylaws, or similar governing instruments as in effect as of the date of the Merger Agreement with respect to matters occurring prior to the effective time of the Merger, shall survive the Merger and shall continue in full force and effect, and shall be honored by such entities or their respective successors as if they were the indemnifying party thereunder, without any amendment thereto, for a period of six years after the effective time of the Merger; provided, further, however, that nothing contained in this section shall be deemed to preclude the liquidation, consolidation, or merger of Headhunter or any subsidiary, in which case all of such rights to indemnification and limitations on liability shall be deemed to so survive and continue notwithstanding any such liquidation, consolidation, or merger. Without limiting the foregoing, in any case in which approval by the Surviving Corporation is required to effectuate any indemnification, Career Holdings shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made after consultation with independent counsel mutually agreed upon between the Surviving Corporation and the Indemnified Party.

   Pursuant to the Merger Agreement, Career Holdings, from and after the effective time of the Merger, will directly or indirectly cause the persons who served as directors or officers of Headhunter at or before the effective time of the Merger to be covered by Headhunter's existing directors' and officers' liability insurance policy (provided that Career Holdings may substitute therefor policies of substantially similar coverage and amounts containing terms and conditions which are not less advantageous than such policy), provided that Career Holdings shall not be required to pay an annual premium for such insurance in excess of 200% of the last annual premiums paid prior to the date of the Merger Agreement, but in such case shall purchase as much coverage as possible for such amount. Such insurance coverage shall commence at the effective time of the Merger and will be provided for a period of no less than six years after the effective time of the Merger.

   Stock Options and Warrants. Pursuant to the Merger Agreement, Headhunter shall adjust the terms of all outstanding stock options and warrants to provide that each stock option and warrant outstanding shall be canceled in exchange for a cash payment by Headhunter at the effective time of the Merger of an amount equal to (i) the excess, if any, of (x) $9.25 in cash per Share, without interest, or any higher price paid per Share in the Offer (the "Merger Consideration") over (y) the exercise price per Share subject to such stock option or warrant, multiplied by (ii) the number of Shares subject to such stock option or warrant. Headhunter shall use its best efforts to obtain all necessary consents of the holders of the stock options and warrants necessary to effectuate this cancellation.

   Headhunter's stock plans shall terminate as of the effective time of the Merger, and the provisions in any other of Headhunter's employee plans providing for the issuance, transfer or grant of any Headhunter capital stock or any interest in respect of any Headhunter capital stock shall terminate and be deleted as of the effective time of the Merger or (if permissible) at Purchaser's request, upon the initial acceptance of the Shares pursuant to the Offer, and Headhunter shall ensure that following the effective time of the Merger no holder of a stock option or any participant in any stock plan or other employee plan shall have any right thereunder to acquire any capital stock of Headhunter.

   Headhunter has agreed that, as soon as practicable following the date of the Merger Agreement, the Headhunter Board or, if appropriate, any committee administering Headhunter's 2000 Employee Stock Purchase Plan, shall, if permitted by the terms of such plan, adopt such resolutions or take such actions as are required to (i) cancel all options under such plan and (ii) terminate such plan prior to the effective time of the Merger and return all payroll deductions credited to the participants in such plan entitled thereto.
   The Company has granted options to acquire Shares to certain of its directors and executive officers under the Company's 1998 Long-Term Incentive Plan (the "1998 Plan"), the Headhunters, L.L.C. Employee Common Unit Option Plan and, in two instances, a stand-alone option agreement. The 1998 Plan provides, with certain exceptions, that the vesting of stock options issued under the 1998 Plan will accelerate upon a "Change in Control" of the Company, which is defined in the 1998 Plan to occur, with certain exceptions, at the time that any person, entity, or group acquires beneficial ownership of 50% or more of the combined voting power of the Company's then-outstanding voting securities. The consummation of the Offer will trigger this accelerated vesting provision.

   Further, the Merger Agreement provides that, at the effective time of the Merger, each of the Company's outstanding stock options under any of the Company's stock option plans or stand-alone stock option agreements, whether vested or unvested at such time, will be cancelled in exchange for a cash payment equal to the amount that the Merger Consideration exceeds the exercise price of such option multiplied by the number of Shares subject to such option. Also, the Board of Directors has taken action to provide that, to the extent they are not or do not become fully vested and exercisable pursuant to their own terms immediately prior to the effective time of the Merger, any outstanding stock options granted by the Company under any of its stock option plans or stand-alone option agreements will accelerate and be 100% vested and exercisable immediately prior to the effective time of the Merger, provided however, that such acceleration and vesting will be contingent upon the consummation of the Merger.

   The following table sets forth, with respect to each of the executive officers and directors of the Company, (1) the number of Shares subject to options held by such persons with an exercise price lower than $9.25, (2) the exercise price of such options and (3) the total amount that each such executive officer and director will receive as consideration for the cancellation of such options (i.e., $9.25 less the exercise price for such options that are in-the-money, multiplied by the total number of Shares subject to such options). As described above, all of such options will be vested as of the effective time of the Merger.

    Name                     Option Shares (#) Exercise Price Total Payment
    ----                     ----------------- -------------- -------------
    J. Douglas Cox..........        3,900          $7.69        $  6,084
                                   10,000/(1)/     $0.40          88,500
                                                                --------
                                                                $ 94,584

    Matthew W. Ferguson.....       50,000          $5.85        $170,000
                                   50,300          $7.69          78,468
                                   25,000          $7.94          32,750
                                                                --------
                                                                $281,218

    Burton B. Goldstein, Jr.        4,550          $7.69        $  7,098
                                   10,000          $1.40          78,500
                                                                --------
                                                                $ 85,598

    Judith G. Hackett.......       25,600          $7.69        $ 39,936
                                  100,000          $7.94         131,000
                                   30,000          $1.40         235,500
                                                                --------
                                                                $406,436

   Name                       Option Shares (#) Exercise Price Total Payment
   ----                       ----------------- -------------- -------------
   Michael G. Misikoff.......        3,900          $7.69       $    6,084
                                    10,000          $2.00           72,500
                                                                ----------
                                                                $   78,584

   Robert M. Montgomery, Jr..      100,000          $4.53       $  472,000
                                       600          $7.69              936
                                   200,000          $7.94          262,000
                                    66,667          $2.00          483,334
                                    10,000          $0.40           88,500
                                                                ----------
                                                                $1,306,770

   William H. Scott, III/(2)/        3,900          $7.69       $    6,084
                                    10,000          $0.40           88,500
                                                                ----------
                                                                $   94,584

   Ronald T. Self............      400,000          $4.53       $1,888,000

   W. Craig Stamm............       25,000          $5.85       $   85,000
                                    50,600          $7.69           78,936
                                    50,000          $7.94           65,500
                                                                ----------
                                                                $  229,436

   Kimberley E. Thompson/(2)/        3,250          $7.69       $    5,070
                                    10,000          $2.00           72,500
                                                                ----------
                                                                $   77,570

--------
(1)The benefits of a portion of such option have been assigned by such director to ITC Holding Company, Inc. The formula for calculating the assigned portion of such option on any particular date is calculated pursuant to the following formula: [16/number of months since March 19, 1998] x 10,000.
(2)The benefits of such options have been assigned by such directors to ITC Holding Company, Inc.

   At the effective time of the Merger, a warrant to purchase 416,667 Shares held by ITC Service Company, a wholly owned subsidiary of ITC Holding Company Inc., shall be cancelled in exchange for a cash payment equal to the difference between $9.25 and $1.50, the exercise price of the warrant, multiplied by the number of Shares subject to the warrant, for a total payment of approximately $3,229,169.

The Stockholder Agreements

   The following summary description of the Stockholder Agreements is qualified in its entirety by reference to the Stockholder Agreements themselves, copies of which are filed as Exhibits (e)(2) through (e)(8) hereto and are incorporated herein by reference.

   Career Holdings and Purchaser entered into Stockholder Agreements dated August 24, 2001 (the "Stockholder Agreements") with each of the following shareholders of Headhunter: William H. Scott, III, Burton B. Goldstein, Jr., Robert M. Montgomery, Jr., Michael G. Misikoff, J. Douglas Cox, Kimberly E. Thompson and ITC Holding Company, Inc. (the "Tendering Shareholders"). The Tendering Shareholders have agreed to tender 5,524,966 Shares in the Offer (the "Subject Shares"), consisting of approximately 27.1% of the total number of Shares issued and outstanding as of August 28, 2001.

   Pursuant to the Stockholder Agreements, each Tendering Shareholder has agreed that, (a) if necessary, such Tendering Shareholder shall vote the Subject Shares held by such Tendering Shareholder in favor of the Merger and the Merger Agreement, provided that the terms of the Merger Agreement shall not have been amended to adversely affect such Tendering Shareholder; (b) if necessary, such Tendering Shareholder shall vote the Subject Shares held by such Tendering Shareholder against: (i) any other merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Headhunter or any other Acquisition Proposal (as defined in the Merger Agreement) or (ii) any amendment of Headhunter's articles of incorporation or by-laws or other proposal or transaction involving Headhunter or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement; (c) such Tendering Shareholder shall not
(i) sell, transfer, pledge, assign or otherwise dispose of or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the sale, transfer, pledge, assignment or other disposition of any or all of the Subject Shares or any interest therein or (ii) grant any other proxy, power-of-attorney or other authorization in or with respect to the Subject Shares; (d) such Tendering Shareholder shall not, and shall not permit any investment banker, attorney or other adviser or representative of the Tendering Shareholder to (i) directly or indirectly solicit, initiate or encourage the submission of any Acquisition Proposal or
(ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquires or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal in any manner inconsistent with the provisions of the Merger Agreement; and (e) the Tendering Shareholder shall tender and not withdraw the Subject Shares. The Stockholder Agreements terminate upon the earlier of (i) the effective time of the Merger and (ii) a termination of the Merger Agreement in accordance with its terms.

The Confidentiality Agreement

   The following summary description of the Confidentiality Agreement (as defined below) is qualified in its entirety by reference to the Confidentiality Agreement itself, a copy of which is filed as Exhibit (e)(9) hereto and is incorporated herein by reference.

   Headhunter and CareerBuilder entered into a Confidentiality Agreement dated August 6, 2001 (the "Confidentiality Agreement"). The Confidentiality Agreement applies to confidential information (as that term is defined in the Confidentiality Agreement) exchanged for the purpose of evaluating a possible transaction such as the Merger. The Confidentiality Agreement provides that none of the parties shall disclose confidential information provided to it by another party and that each party shall use confidential information provided to it by another party only for the purpose of evaluating the possible transaction. Each party agrees that, without the consent of the other party, it shall not (i) communicate with any employee of the other party concerning the possible transaction, (ii) discuss with or offer to any third party an equity participation in the possible transaction and (iii) solicit any person who is employed by the other party in an executive or management level position or otherwise considered to be a key employee for a period of one year. In addition, each party agrees for one year not to act or seek to control or influence the management of the other party. The parties are bound by the provisions of the Confidentiality Agreement until August 6, 2002.

The Investment Agreement

   The following summary is qualified in its entirety by reference to the Investment Agreement, a copy of which is filed as Exhibit (e)(16) hereto and is incorporated herein by reference.

   On August 24, 2001, the stockholders of Career Holdings (Knight Ridder Digital, Tribune, Robert J. McGovern and James Winchester) and Career Holdings entered into the Investment Agreement pursuant to which each of Tribune and Knight Ridder Digital agreed to purchase 1,005,000 shares of preferred stock of Career Holdings at a purchase price of $100 per share. The proceeds of such issuance will be sufficient to provide funds to purchase all of the Shares pursuant to the Offer. The Investment Agreement does not contain any conditions to the purchase of shares by the Knight Ridder Digital and Tribune Company. The Investment Agreement provides that it may not be terminated while the Merger Agreement is in effect and that Headhunter is an express beneficiary of the obligations of the parties under the Investment Agreement.

Item 4. The Solicitation or Recommendation.

   (a) Recommendation of the Board of Directors. The Headhunter Board, at a meeting held on August 24, 2001, determined that the terms of the Offer and the Merger are fair to and in the best interests of the shareholders of the Company. At this meeting, the Headhunter Board unanimously approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and unanimously approved the Merger Agreement and the Stockholder Agreements for purposes of (a) satisfying the unanimous approval requirements for "continuing directors" under Section 14-2-1111 of the Georgia Business Corporation Code (the "GBCC") and thus avoiding the necessity of compliance with the fair pricing and procedural requirements contained in
Section 14-2-1112 of the GBCC and (b) rendering inapplicable to the foregoing, Sections 14-2-1131 through 14-2-1133 of the GBCC. The Headhunter Board unanimously recommends that shareholders accept the Offer and tender their Shares in the Offer.

  (b) (i)  Background of the Offer

   In late June 2001, Robert M. Montgomery, Jr., the Chief Executive Officer of Headhunter, had a telephone call with a senior executive of a party (the "Other Party"), in which such senior executive indicated that the Other Party was interested in discussing a business combination with Headhunter. Subsequent to this telephone call, at a meeting of the Board of Directors, Mr. Montgomery described his telephone conversation to the Headhunter Board and the Board authorized him to contact Credit Suisse First Boston ("CSFB"), Headhunter's financial advisor. CSFB then sent to the Other Party a draft confidentiality agreement. On July 4, 2001, the confidentiality agreement was discussed and executed by the Other Party and preliminary meetings were held in Chicago, Illinois on July 5 and 6, 2001.

   On July 11 and 12, 2001, representatives of the Other Party met with representatives of Headhunter in Atlanta, Georgia at the offices of Alston & Bird LLP ("A&B"), counsel to Headhunter, to conduct business, financial and legal due diligence reviews. Thereafter, between July 13 and 26, numerous discussions were held between Headhunter and the Other Party and their respective advisors in connection with due diligence matters.

   On July 27, 2001, the Other Party sent a preliminary, non-binding proposal to Headhunter in which the Other Party proposed to acquire Headhunter in a cash tender offer followed by a merger in which all Headhunter shareholders would be paid $7.00 per share in cash. After consideration of the Other Party's proposal on July 31, 2001, the Board of Directors directed CSFB to call the Other Party's financial advisor to discuss the proposal and indicate that $7.00 per share was not adequate. After further guidance from the Board of Directors and management team, on August 1 and 2, 2001, CSFB initiated calls to other potentially interested parties. CSFB contacted a total of seven additional parties on behalf of Headhunter. Among the additional parties contacted during this two-day period were Knight Ridder Digital and Tribune Company, the parent companies of Career Holdings. The contact with Knight Ridder Digital and Tribune Company followed a telephone call by Robert McGovern, the Chief Executive Officer of Career Holdings, to Mr. Montgomery.

   On August 3, 2001, Dan Finnigan of Knight Ridder Digital returned the telephone call from CSFB and indicated that they were interested in discussing a business combination with Headhunter and that Knight Ridder Digital would coordinate with Tribune Company and Career Holdings. Following the telephone call on August 3, 2001, CSFB forwarded a confidentiality agreement to Mr. Finnigan, to be executed by Career Holdings, and it was agreed that a due diligence review would begin on August 7, 2001 at the offices of A&B in Atlanta. On August 3, 2001, CSFB also had additional discussions with the Other Party's financial advisor in which CSFB reiterated that the Other Party's initial $7.00 per share offer was inadequate.

   On August 4, 2001, CSFB had telephone discussions with Mr. McGovern and with representatives of Updata Capital, Inc. ("Updata"), the financial advisor to Career Holdings, to organize the scheduled due diligence review sessions. The confidentiality agreement was executed by both parties on August 6, 2001, whereupon Headhunter promptly forwarded certain confidential financial information to Career Holdings, Knight Ridder Digital and Tribune Company. On August 7, 2001, as previously agreed, representatives of Career Holdings, Knight Ridder Digital and Tribune Company began their due diligence review in A&B's offices in Atlanta.

   Meanwhile, on August 7, 2001, CSFB had additional discussions with the Other Party's financial advisor in which CSFB was informed that the Other Party had increased its offer to $8.00 in cash, but that it wanted Headhunter to negotiate exclusively with the Other Party. Other potential terms were also discussed, including that the Other Party wanted an option to purchase all shares held by ITC Holding Company, Inc. ("ITC"), Headhunter's largest shareholder, and all shares held by directors and executive officers of Headhunter as part of any transaction. CSFB responded to the Other Party's financial advisor that Headhunter was willing to consider a business combination but that $8.00 in cash was still inadequate. On August 9, 2001, the Other Party's financial advisor contacted CSFB and increased its offer to $8.25 per share, provided that Headhunter would agree to certain other terms of the transaction.

   On August 10, 2001, Career Holdings sent a written indication of its interest to acquire Headhunter at $8.50 to $9.00 per share in cash, subject to completion of a due diligence review. On August 13, 2001, after discussions between Updata and CSFB, Career Holdings sent a letter in which it confirmed a revised offer of $9.00 per Share in cash. Also, on August 13, 2001, CSFB contacted the financial advisor for the Other Party and told them that Headhunter had now received another all-cash offer at a higher price, that Headhunter was not in a position to agree to an exclusivity arrangement with any party, and that Headhunter hoped the Other Party would remain interested and consider increasing its offer. Later on August 13, 2001, Mr. Montgomery spoke with a senior executive of the Other Party and it was agreed that the Other Party would complete its remaining due diligence review in Atlanta immediately. Finally, on August 13, 2001, as a result of Career Holdings' revised offer, Headhunter gave the ten-day written notice to the Other Party as required under one of Headhunter's contracts with the Other Party (the "Contract") indicating that the Company may enter into a change of control transaction. This notice was required under the Contract before Headhunter could enter into a definitive merger or acquisition agreement with any other party.

   From August 14 to 17, 2001, business, financial and legal representatives of both Career Holdings and the Other Party met separately in A&B's offices in Atlanta to complete their due diligence reviews.

   On August 16, 2001, at 8:30 a.m., the Board of Directors held a meeting in which CSFB updated the Board once again on discussions to date with Career Holdings and the Other Party. CSFB also discussed with the Board all of the other parties contacted by CSFB about a possible business combination within the past month. A&B also went through a detailed review with the Board of its fiduciary duties in the context of the potential transactions it was considering.

   On August 17, 2001, the Board of Directors met to discuss the draft of a definitive agreement delivered by the Other Party. The Headhunter Board was advised that a draft of a definitive agreement was expected from Career Holdings later that day. The Headhunter Board then discussed the next steps in the negotiations with each of Career Holdings and the Other Party.

   On August 18, 2001, the Other Party sent a letter to Headhunter in which it increased its offer to $8.50 per share in cash and stated that its offer would expire at 11:59 p.m. on Monday, August 20, 2001. On August 19, 2001, at 12:30 p.m., the Headhunter Board again met to discuss the revised offer from the Other Party and the deadline to accept or reject it. Because the Contract included the ten-day notice provision, the Other Party was the only party with whom Headhunter could enter into a definitive agreement for a business combination prior to the expiration of the ten-day notice period on August 24, 2001. As the offer from the Other Party was scheduled to expire on August 20, the Company determined to negotiate simultaneously with the Other Party and Career Holdings but informed Career Holdings that it would need to obtain all necessary corporate approvals, negotiate and execute a definitive agreement and deliver such documents to Headhunter in the form of an offer that would remain open until such time as the Company could accept it.

   After much discussion among representatives for Headhunter and Career Holdings, Career Holdings increased its offer to $9.25 per share in cash, but indicated it would not be able to obtain the required board approvals by Career Holdings, Knight Ridder Digital and Tribune Company until August 22, 2001.

   On August 19, 2001, CSFB also contacted the financial advisor for the Other Party and indicated that Headhunter was willing to work with the Other Party to negotiate a definitive agreement, but advised that another party still had made and not withdrawn a higher cash price per share. Finally, on August 19, 2001, at 9:00 p.m., the Headhunter Board met again in order to be updated by its legal and financial advisors on the status of all negotiations with the Other Party and Career Holdings.

   Between August 20 and 22, 2001, the Board met repeatedly to review the status of and direct the course of negotiations with the Other Party and Career Holdings. During such time period, Headhunter and its representatives also worked diligently with representatives of both the Other Party and Career Holdings to identify all open issues and negotiate final proposed definitive agreements even though, in the case of the Other Party, the original deadline for the expiration of its offer had passed.

   At 6:00 p.m. on Monday, August 20, 2001, the Headhunter Board met and was updated by its legal and financial advisors on the status of negotiations. The Headhunter Board requested CSFB to seek clarity from each of the bidders about their respective approval processes and timing. In response to questions from directors, A&B once again reviewed with the Board of Directors its fiduciary obligations under these circumstances. Again at 11:00 p.m. on August 20, 2001, the Board of Directors met to be updated on the status of contract negotiations with Career Holdings and the Other Party.

   On Tuesday, August 21, 2001, senior executives of Knight Ridder Digital and Tribune Company each telephoned William H. Scott III, the Chairman of the Board of Directors, to provide assurances that their respective management teams fully supported the transaction and that they believed their respective boards of directors would approve the transaction, but that it was just not possible to have an actual meeting before August 22. At 6:00 p.m. on Tuesday, August 21, 2001, the Headhunter Board met again. It was reported that the required board approvals by Career Holdings, Knight Ridder Digital and Tribune Company were scheduled for the next day, August 22. Once again, the Headhunter Board discussed with counsel its fiduciary obligations.

   By early evening on Wednesday, August 22, 2001, the proposed definitive agreements between Headhunter and the Other Party and Headhunter and Career Holdings had been substantially negotiated. Each party's proposed definitive agreements provided for an all-cash tender offer and a follow-up merger at the same cash consideration as to be paid in the tender offer. The Other Party's offer stood at $8.50 per share in cash and Career Holdings' offer stood at $9.25 in cash. The proposed definitive agreements of each bidder were substantially the same in most material respects, except that the proposed definitive agreement with the Other Party reflected several issues that had not been finalized, the most important of which was that the Other Party insisted on a stock option agreement from ITC and the Headhunter directors and executive officers and Career Holdings had agreed not to require such an option. ITC, which holds approximately 26.5% of the Headhunter shares, had steadfastly refused to execute such an option arrangement with either Career Holdings or the Other Party.

   On August 22, 2001, the boards of directors of Career Holdings, Knight Ridder Digital and Tribune Company each unanimously approved a proposed definitive agreement with Headhunter. Career Holdings executed the definitive agreement on August 22, 2001 and delivered it to Headhunter along with assurances that the offer represented by the executed definitive agreement would remain open for acceptance by Headhunter until early Friday morning, August 24, 2001. At a meeting on the evening of August 22, 2001, the Headhunter Board met again and decided, in view of the offer made by Career Holdings for a deal at $9.25 per share in cash, that it could no longer proceed with the cash proposal of $8.50 from the Other Party. Following its meeting on the evening of August 22, the Headhunter Board instructed CSFB to communicate to the Other Party that Headhunter could not proceed with an offer at $8.50 but would consider a higher offer together with improved terms approved by the board of directors of the Other Party if such an improved offer could be made prior to August 24, 2001.

   CSFB spoke by telephone to the financial advisor for the Other Party on the evening of August 22 and communicated this information. The financial advisor for the Other Party indicated that the Other Party was likely to be unable to reconvene its board of directors to consider a higher bid by August 24, 2001 and, in any event, may not wish to increase its offer under any circumstances.

   On August 23, 2001, at 6:00 p.m., the Headhunter Board met again and reviewed the status and received reports from CSFB and A&B. CSFB also summarized its analysis that had been done in connection with an anticipated request from the Headhunter Board for a fairness opinion about the consideration to be received by the Headhunter shareholders from a financial point of view. CSFB did not, however, deliver its fairness opinion at this meeting.

   At approximately 3:05 a.m. on August 24, 2001, the Headhunter Board convened a meeting. The offer made by Career Holdings was scheduled to expire at 5:00 a.m., Eastern Time, on August 24, 2001. At this meeting CSFB reiterated its fairness opinion analysis from the Headhunter Board meeting the preceding evening and delivered its opinion that the consideration to be received in a transaction with Career Holdings was fair to the Headhunter shareholders from a financial point of view. After discussion and consideration of the factors and reasons described below under " -- Reasons for the Recommendation of the Board of Directors," the Headhunter Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Headhunter shareholders, unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously recommended that the Headhunter shareholders accept the Offer and tender their Shares pursuant to the Offer. In addition, the Headhunter Board unanimously approved the terms of the Stockholder Agreements.

   Following the meeting of the Headhunter Board, on August 24, 2001, Headhunter, Career Holdings and Purchaser executed the Merger Agreement, and ITC and each of the members of the Board of Directors executed the Stockholder Agreements.

   On August 24, 2001, prior to the opening of the financial markets, CareerBuilder, Inc., a subsidiary of Career Holdings, along with Knight Ridder Digital and Tribune Company, issued a press release announcing the execution of the Merger Agreement and the related documents.

   On August 31, 2001, Career Holdings and Purchaser commenced the Offer.

   (ii)  Reasons for the Recommendation of the Board of Directors

   In determining that it would approve and recommend the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, to the shareholders, the Board of Directors considered the following factors, each of which, in the view of the Board of Directors, supported such determination:

      (1) The historical market prices, price to earnings ratios, EBITDA and other multiples, recent trading activity and trading range of the Common Stock, including the fact that the offer price of $9.25 per Share represented a premium of (x) approximately 33% over the $6.95 per Share closing price on the Nasdaq National Market on August 23, 2001, the last full trading day before the Offer was publicly announced, (y) approximately 49% over $6.21 per Share, which was the average closing price for the 30-day trading period prior to the public announcement of the Offer, and (z) approximately 175% over $3.36 per Share, which was the 52-week low closing price prior to the public announcement of the Offer.

      (2) The fact that the Board had received other indications of interest in acquiring the Company, and no other party had presented the Company with an acquisition proposal that, taken as a whole, would be as favorable to the Company and its shareholders as the Offer and the Merger.

      (3) The oral opinion of CSFB delivered at the August 24, 2001 meeting of the Board, subsequently confirmed in writing, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, factors and limitations set forth therein, the $9.25 per Share cash price being offered in the Offer and to be received in the Merger is fair, from a financial point of view, to the Company's shareholders.

      A copy of CSFB's written opinion setting forth the assumptions made, matters considered and limitations on the review undertaken by CSFB is attached as Annex A to this Statement and is incorporated herein by reference. Shareholders are urged to, and should, read the opinion of CSFB carefully and in its entirety.

      (4) The benefits of the transaction being structured as an immediate cash tender offer for all of the outstanding Shares, thereby enabling the shareholders of the Company the opportunity to obtain cash for all of their Shares at the earliest possible time and the fact that the per Share consideration to be paid in the Offer and the Merger is the same. The Headhunter Board also considered the fact that if the Merger is approved, the holders of the Shares will not participate in the future growth of the Company.

      (5) The terms of the Merger Agreement including (x) the provision that the Headhunter Board may, in the exercise of its fiduciary duties, furnish or provide access to information concerning the Company to, and engage in discussions and negotiate with, third parties who make an unsolicited written acquisition proposal that the Headhunter Board determines is more favorable to the Company's shareholders than the Offer and the Merger and for which financing is reasonably available, (y) the ability of the Headhunter Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement on 72 hours notice in order to permit the Company to enter into a superior transaction upon a determination that failing to terminate the Merger Agreement would be inconsistent with the Headhunter Board's fiduciary duties, and (z) the obligation to pay an $8.0 million termination (or "break up") fee, inclusive of all of Career Holdings' expenses, if the Headhunter Board exercises the termination right described in (y) above or the Merger Agreement is terminated because of a withdrawal or change in the Headhunter Board's recommendation to shareholders favoring the Offer and the Merger or because the Company breached the Merger Agreement at a time when an alternative transaction has been proposed if the Company later enters into an agreement with respect to such alternative transaction. The Headhunter Board decided, after consideration of these provisions, that the terms of the Merger Agreement and the Stockholder Agreements would not unduly deter a third party from making, or inhibit the Headhunter Board in evaluating, negotiating and, if appropriate, approving, an alternative transaction.

      (6) The limited ability of Career Holdings or the Purchaser to terminate the Offer or the Merger Agreement.

      (7) The fact that the Merger Agreement provides that holders of outstanding options and warrants to acquire Shares will receive in exchange for cancellation of their options and warrants the excess, if any, of the per Share consideration in the Offer over the exercise price of such options and warrants multiplied by the number of Shares subject to such options and warrants.

      (8) The fact that Career Holdings' and the Purchaser's obligations under the Offer are not subject to any financing condition and the fact that Tribune Company and Knight Ridder Digital had entered into the Investment Agreement that would provide Career Holdings and the Purchaser with the necessary funds to purchase the Shares being acquired pursuant to the Offer and the Merger. See "Item 3 -- The Investment Agreement."

      (9) In connection with the transactions contemplated by the Merger Agreement, Career Holdings had required that holders of approximately 27.1% of the outstanding Shares enter into the Stockholder Agreements. The Headhunter Board noted particularly that the Stockholder Agreements would terminate upon a termination of the Merger Agreement.

      (10) The business, financial condition, results of operations and prospects and the nature of the industry in which the Company operates, including the prospects of the Company if it were to remain independent. The Board of Directors noted that the results of operations for the Company for the fiscal year ended December 31, 2000 and the six months ended June 30, 2001 reflected net losses of approximately $23.9 million and $10.9 million, respectively. The Headhunter Board also noted that the Company might need additional funding at a time when the funding environment for Internet companies had turned negative. In addition, the Headhunter Board recognized that the Company faces an increasingly competitive environment.

      (11) The possibility that if a business combination transaction with Career Holdings was not negotiated and the Company remained as a publicly owned corporation, in the event of a decline in the market price of the Common Stock or the stock market in general, the price that might be received by the holders of the Shares in the open market or in a future transaction might be less than the $9.25 per Share cash price to be received by shareholders in connection with the Offer and the Merger.

      (12) The fact that there are relatively few regulatory approvals or consents required to consummate the Offer and the Merger, and that the prospects for receiving such approvals and consents are favorable.

      (13) The fact that dissenters' rights will be available to the holders of Shares under Georgia law in connection with the Merger.

   In its examination of the Offer and the Merger, the Headhunter Board considered the interests of the Company's executive officers and directors that are different from, or in addition to, the interests of the Company's shareholders. The Headhunter Board did not believe that these interests affected its decision to approve the Offer and the Merger.

   The foregoing includes all material factors considered by the Board of Directors. In light of the number and variety of factors that the Headhunter Board considered in connection with its evaluation of the Offer and the Merger, the Headhunter Board did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors, and, accordingly, it did not do so. In addition, individual members of the Board may have given different weights to different factors. Consequently, the Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it. After weighing all of these considerations, the Board determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

   (c) Intent to Tender. Simultaneously with entering into the Merger Agreement, Career Holdings and Purchaser entered into Stockholder Agreements with ITC and each of the members of the Board of Directors pursuant to which ITC and the members of the Board have agreed to tender all Shares beneficially owned by them in the Offer and, if applicable, to vote their shares in favor of the Merger. To the Company's knowledge, after reasonable inquiry, the Company believes that all executive officers of the Company intend to tender all Shares held of record or beneficially owned by them pursuant to the Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

   The Company retained CSFB to act as its exclusive financial advisor in connection with a sale, merger, consolidation or any other business combination, in one or a series of transactions, involving all or a substantial amount of the business, securities or assets of the Company. The Company selected CSFB as its financial advisor because CSFB is an internationally recognized investment banking firm that has substantial experience providing strategic advisory services. As part of its investment banking and financial advisory business, CSFB is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, CSFB is a full service securities firm engaged in securities trading, brokerage and financing activities. In the ordinary course of CSFB's trading and brokerage activities, CSFB or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in equity securities of the Company or affiliates of Career Holdings and Purchaser.

   Pursuant to the terms of its engagement agreement with CSFB, the Company has agreed to pay CSFB an aggregate fee equal to 1.5% of the total consideration payable in connection with the Offer and the Merger, a substantial portion of which is contingent upon the consummation of the Offer. In addition, the Company agreed to reimburse CSFB, upon CSFB's request from time to time, for all out-of-pocket expenses, including the reasonable fees and expenses of counsel, CSFB incurred in connection with its engagement and to indemnify CSFB and certain related persons against certain liabilities in connection with its engagement, including liabilities under U.S. federal securities laws. In the past, CSFB has performed certain investment banking and financial services to affiliates of Career Holdings and Purchaser in connection with matters unrelated to the Offer and Merger for which CSFB received compensation.

   Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to shareholders on its behalf concerning the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

   No transactions in the Common Stock have been effected during the last 60 days by the Company, and, to the knowledge of the Company, no transactions in the Common Stock have been effected during the last 60 days by any executive officer, director, affiliate or subsidiary of the Company other than: (1) the entry of the Company's directors and ITC into the Stockholder Agreements as described in Item 3, which description is incorporated herein by reference; (2) the grant by the Company to W. Craig Stamm, Chief Financial Officer of the Company on August 1, 2001, of options to purchase 25,000 Shares at $5.85 per Share; and (3) the grant by the Company to Matt Ferguson, Vice President of Business Development of the Company, on August 1, 2001, of options to purchase 50,000 Shares at $5.85 per Share.

Item 7. Purposes of the Transaction and Plans or Proposals.

   Currently, Headhunter has $10.0 million in convertible subordinated debt outstanding under its Amended and Restated Credit Agreement, dated February 27, 2001, between Headhunter and Omnicom Finance, Inc. ("OFI"), as amended by the Amendment to Amended and Restated Credit Agreement dated May 10, 2001 (the "Omnicom Credit Agreement"). Pursuant to the Merger Agreement, Headhunter is required to repay all unpaid amounts of principal and interest under the Omnicom Credit Agreement in full prior to the effective time of the Merger.

   Further, but subject to certain restrictions based on the trading price of the Common Stock, OFI has the right to convert outstanding principal and unpaid interest into shares of Common Stock at the "Applicable Conversion Price" (as defined in the Omnicom Credit Agreement). Headhunter has the right to block such conversion rights of OFI by delivering a blockage notice to OFI within 5 business days of receipt of the OFI conversion notice and repaying the amount OFI desires to be converted no later than 10 business days after delivery of the blockage notice to OFI. The Merger Agreement provides that Headhunter shall take all actions necessary to block any attempted conversion by OFI.

   On August 28, 2001, OFI delivered notice to Headhunter that it was exercising its conversion rights in connection with all amounts outstanding under the Omnicom Credit Agreement as of such date. On August 31, 2001, Headhunter delivered a notice to OFI that it was exercising its right to block OFI's conversion rights. Under the Merger Agreement, Career Holdings has agreed to provide financing to Headhunter on commercially reasonable terms in light of the nature of the transactions proposed under the Merger Agreement in an amount necessary to enable Headhunter to repay the Omnicom Credit Agreement prior to the effective time of the Merger or to effect a conversion blockage. As a result of Headhunter's delivery of the conversion blockage notice to OFI, Career Holdings intends to extend the necessary financing to Headhunter to repay the Omnicom Credit Agreement in full no later than September 17, 2001.

   Headhunter also has $5.0 million of indebtedness outstanding under a Loan and Security Agreement with Wachovia Capital Investments, Inc. ("Wachovia") dated May 10, 2001 (the "Wachovia Credit Agreement"). Under the Wachovia Credit Agreement, the purchase by a third party of 30% or more of Headhunter's capital stock constitutes a "Change in Control" and an event of default which would permit Wachovia to accelerate the indebtedness of Headhunter thereunder. The consummation of the transactions contemplated by the Merger Agreement would constitute a "Change in Control" requiring that Headhunter must repay all indebtedness under the Wachovia Credit Agreement at the time of the consummation of the Offer.

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

   The Wachovia Credit Agreement constitutes senior debt of Headhunter and the Omnicom Credit Agreement is subordinated to the Wachovia Credit Agreement pursuant to customary subordination provisions. Upon the occurrence of an event of default under the Wachovia Credit Agreement, Wachovia may block payments under the Omnicom Credit Agreement, subject to the conversion rights of OFI described above. In addition, Headhunter's repayment of amounts outstanding under the Omnicom Credit Agreement would also constitute an event of default under the Wachovia Credit Agreement, unless Wachovia consents to such repayment.

   Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (1) a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries, or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (3) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

   Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information.

Information Provided Pursuant to Rule 14f-1 Under the Exchange Act

   The Information Statement attached hereto as Annex B is being furnished to the shareholders of the Company in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to Headhunter's Board other than at a meeting of the Company's shareholders, and such information is incorporated herein by reference.

Georgia Takeover Laws

   Headhunter is incorporated under the laws of the State of Georgia. Headhunter has elected in its by-laws to be subject to Sections 14-2-1131 through 14-2-1133 (the "Business Combination Provisions") and Sections 14-2-1110 through 14-2-1113 (the "Fair Price Provisions") of the GBCC. In general, the Business Combination Provisions prevent an "interested shareholder" (including a person who is the beneficial owner of 10% or more of the voting power of the outstanding voting shares of a corporation) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Georgia corporation for a period of five years following the date such person became an interested shareholder. However, this prohibition does not apply if prior to the time that such person became an interested shareholder, the "business combination" or the transaction which resulted in such person becoming an interested shareholder is approved by the board of directors of the corporation. In addition, the Fair Price Provisions provide that a business combination with an interested shareholder must meet specified fair pricing criteria and certain other tests unless the business combination is approved by all the directors of the corporation that are not affiliated or otherwise associated with the interested shareholder, provided that there are at least three such directors. The Headhunter Board has unanimously approved the Merger Agreement, including the Offer and the Merger, and the related Stockholder Agreements. Accordingly, the substantive restrictions of the Business Combination Provisions and the Fair Price Provisions will not apply to the Offer and the Merger.

Georgia "Short-Form" Merger Statute

   Pursuant to Section 14-2-1104 of the GBCC, if a corporation owns 90% or more of the outstanding shares of each class of a subsidiary corporation, the parent may cause the subsidiary to merge into the parent without the approval of the shareholders of the parent or the subsidiary (the "short-form merger"). If Purchaser acquires 90% or more of the Shares in the Offer, it will be able to consummate the Merger as a short-form merger without holding a meeting of the Company's shareholders. If Purchaser does not acquire 90% of the Shares in the Offer, the Merger cannot be consummated until the Company holds a special meeting of its shareholders (and solicits proxies for such meeting in compliance with the requirements of the Exchange Act and regulations promulgated thereunder and the requirements of the Nasdaq) and the Company's shareholders vote to approve the merger, which will take substantially more time than consummation of a short-form merger.

Dissenters' Rights

   No dissenters' rights are available in connection with the Offer. However, if the Merger is submitted to the shareholders for approval or is consummated by the Headhunter Board without shareholder approval being required, shareholders will have certain rights under Article 13 of the GBCC, including the right to dissent, and the right to demand and receive payment in cash of the fair value of their Shares. Such dissenters' rights, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares immediately before the effectuation of the Merger (excluding any change in value arising in anticipation of the Merger) and a judgment requiring payment of the fair value in cash to such dissenting holders for their Shares. In addition, such dissenting shareholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. Any determination of the fair value of Shares in a court proceeding could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including, among other things, asset values and earning capacity. Therefore, the value so determined in any court proceeding could be the same as, or more or less than, the price paid in the Offer and the Merger.

Amendment to Rights Agreement

   On August 24, 2001, prior to the execution and delivery of the Merger Agreement, the Company amended the Rights Agreement so that the execution and delivery of, and the consummation of the transactions contemplated by, the Merger Agreement, the Offer, the Merger and the Stockholder Agreements, would not result in (i) Career Holdings or Purchaser becoming an Acquiring Person or
(ii) the occurrence of a Stock Acquisition Date or a Separation Time. The Rights Agreement was also amended so that it would expire upon the earliest of the consummation of the Merger, April 15, 2010, the Termination Time and the merger of the Company into another corporation pursuant to an agreement entered into prior to a Flip-In Date.

   For the purposes hereof, the terms ''Acquiring Person,'' ''Stock Acquisition Date,'' ''Separation Time,'' ''Termination Time,'' and ''Flip-In Date'' have the meanings given to such terms in the Rights Agreement. A copy of the Rights Agreement is incorporated into this Statement by reference to Exhibits (e)(10) through (e)(12) to this Statement.

Certain Legal Matters

   Except as otherwise disclosed herein, the Company is not aware of any licenses or other regulatory permits that appear to be material to the business of the Company and that might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser pursuant to the Offer. Should any such approval or other action be required, Career Holdings and Purchaser have stated that it is currently contemplated that such approval or action would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions or that adverse consequences might not result to the Company's or Career Holdings' business or that certain parts of the Company's or Career Holdings' business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken, any of which could cause Purchaser to elect to terminate the Offer without the purchase of the Shares thereunder. Purchaser's obligation under the Offer to accept for payment and pay for shares is subject to certain conditions, which are set forth in Section 15 of the Offer to Purchase attached hereto as Exhibit (a)(1) and incorporated herein by reference.

   The transactions contemplated by the Offer and the Merger are or may be subject to a number of applicable laws and regulations, including but not limited to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder by the Federal Trade Commission, and certain state takeover laws. Information concerning these matters is set forth in Section 16 of the Offer to Purchase attached hereto as Exhibit (a)(1) and incorporated herein by reference.

Item 9. Material to be Filed as Exhibits.

   The following Exhibits are filed herewith:

Exhibit No.                                            Description
----------- --------------------------------------------------------------------------------------------------

  (a)(1)    Offer to Purchase, dated August 31, 2001 (incorporated by reference to Exhibit (a)(1)(A) to the
            Schedule TO of Career Holdings, Inc. and CB Merger Sub, Inc. filed on August 31, 2001).

  (a)(2)    Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Career
            Holdings, Inc. and CB Merger Sub, Inc. filed on August 31, 2001).

  (a)(3)+   Letter to Shareholders of the Company, dated August 31, 2001.

  (a)(4)+   Opinion of Credit Suisse First Boston Corporation, dated August 24, 2001 (included as Annex A to the Statement).

  (a)(5)    Press Release, dated August 24, 2001 (incorporated by reference to Exhibit 99.2 of the Current
            Report on Form 8-K of the Company filed on August 24, 2001).

  (e)(1)    Agreement and Plan of Merger, dated as of August 24, 2001, among Career Holdings, Inc.,
            CB Merger Sub, Inc. and the Company (incorporated by reference to Exhibit 2.1 to the Current
            Report on Form 8-K of the Company filed on August 24, 2001).

  (e)(2)    Stockholder Agreement, dated August 24, 2001, by and among Career Holdings, Inc.,
            CB Merger Sub, Inc. and William H. Scott III (incorporated by reference to Exhibit 2.2 to the
            Current Report on Form 8-K of the Company filed on August 24, 2001).

  (e)(3)    Stockholder Agreement, dated August 24, 2001, by and among Career Holdings, Inc.,
            CB Merger Sub, Inc. and Burton B. Goldstein, Jr. (incorporated by reference to Exhibit 2.3 to the
            Current Report on Form 8-K of the Company filed on August 24, 2001).

  (e)(4)    Stockholder Agreement, dated August 24, 2001, by and among Career Holdings, Inc.,
            CB Merger Sub, Inc. and Robert M. Montgomery (incorporated by reference to Exhibit 2.4 to the
            Current Report on Form 8-K of the Company filed on August 24, 2001).

  (e)(5)    Stockholder Agreement, dated August 24, 2001, by and among Career Holdings, Inc.,
            CB Merger Sub, Inc. and Michael G. Misikoff (incorporated by reference to Exhibit 2.5 to the
            Current Report on Form 8-K of the Company filed on August 24, 2001).

  (e)(6)    Stockholder Agreement, dated August 24, 2001, by and among Career Holdings, Inc.,
            CB Merger Sub, Inc. and J. Douglas Cox (incorporated by reference to Exhibit 2.6 to the Current
            Report on Form 8-K of the Company filed on August 24, 2001).

  (e)(7)    Stockholder Agreement, dated August 24, 2001, by and among Career Holdings, Inc.,
            CB Merger Sub, Inc. and Kimberley E. Thompson (incorporated by reference to Exhibit 2.7 to the
            Current Report on Form 8-K of the Company filed on August 24, 2001).

  (e)(8)    Stockholder Agreement, dated August 24, 2001, by and among Career Holdings, Inc.,
            CB Merger Sub, Inc. and ITC Holding Company, Inc. (incorporated by reference to Exhibit 2.8 to the Current Report on Form 8-K of the Company filed on August 24, 2001).

  (e)(9)    Confidentiality Agreement, dated as of August 6, 2001, between CareerBuilder, Inc. and the
            Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Career Holdings, Inc.
            and CB Merger Sub, Inc. filed on August 31, 2001).

  (e)(10)   Shareholder Protection Rights Agreement, dated as of April 15, 2000, between the Company and
            American Stock Transfer & Trust Company, as rights agent (incorporated by reference to
            Exhibit 99.3 to the Current Report on Form 8-K of the Company filed on April 19, 2000).

  (e)(11)   Amendment No. 1 to Shareholder Protection Rights Agreement, dated as of February 27, 2001
            (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 10-K of the Company for
            the year ended December 31, 2000).

Exhibit No.                                         Description
----------- -------------------------------------------------------------------------------------------

 (e)(12)    Amendment No. 2 to Shareholder Protection Rights Agreement, dated as of August 24, 2001
            (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company
            filed on August 24, 2001).

 (e)(13)    Employment Agreement, dated August 16, 2001, between the Company and W. Craig Stamm.

 (e)(14)    Employment Agreement, dated March 30, 2001, between the Company and Ronald T. Self.

 (e)(15)+   The Information Statement of the Company, dated August 31, 2001 (included as Annex B to the
            Statement).

 (e)(16)    Investment Agreement, dated as of August 24, 2001, among Career Holdings, Inc., Tribune
            Company and Knight Ridder Digital (incorporated by reference to Exhibit (d)(2) to the
            Schedule TO of Career Holdings, Inc. and CB Merger Sub, Inc. filed on August 31, 2001).

 (g)        Not Applicable.

--------
+ Included with this Statement and mailed to shareholders.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HEADHUNTER.NET, INC.


                                          By:  /s/ ROBERT M. MONTGOMERY, JR.
                                              ----------------------------------
                                               Name: Robert M. Montgomery, Jr.
                                               Title: Chief Executive Officer

Dated: August 31, 2001

                                                                         Annex A


                                [CSFB LETTERHEAD]




August 24, 2001

Board of Directors
HeadHunter.NET Inc.
333 Research Court, Suite 200
Norcross, Georgia 30092

Dear Sirs and Mesdames:

You have asked us to advise you with respect to the fairness to the holders of Company Common Stock (as defined below) of HeadHunter.NET Inc. (the "Company") from a financial point of view of the Consideration (as defined below) to be received by such holders pursuant to the terms of the Agreement and Plan of Merger, dated as of August 24, 2001 (the "Merger Agreement"), among the Company, Career Holdings, Inc. (the "Acquiror") and CB Merger Sub, Inc. ("Merger Sub"), a wholly subsidiary of the Acquiror. The Merger Agreement provides for (i) Merger Sub to commence a tender offer (the "Offer") for all outstanding shares of common stock, par value $0.01 per share ("Company Common Stock"), of the Company at $9.25 per share (the "Consideration") and (ii) following the Offer, the merger (the "Merger", and together with the Offer, the "Transaction") of the Company with and into the Merger Sub pursuant to which the Company will become a wholly owned subsidiary of the Acquiror and each outstanding share of Company Common Stock will be converted into the right to receive the Consideration.

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company, as well as the Merger Agreement. We have also reviewed certain other information, including financial forecasts, provided to or discussed with us by the Company and have met with the Company's management to discuss the business and prospects of the Company.

We have also considered certain financial and stock market data of the Company, and we have compared those data with similar data for other publicly held companies in businesses similar to the Company and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the relative merits of the Transaction as compared to other business strategies that might be available to the Company or the Company's underlying business decision to engage in the Transaction. In connection with our engagement, we approached third parties to solicit indications of interest in a possible acquisition of the Company and held preliminary discussions with certain of these parties prior to the date hereof.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for rendering this opinion.

In the past, we have performed certain investment banking and financial services to the Acquiror in connection with matters unrelated to the Transaction, for which we have received compensation.

In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and the owners of the Acquiror (Knight Ridder Inc. and Tribune Co.) for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Transaction and does not constitute a recommendation as to whether any stockholder of the Company should tender shares of Company Common Stock pursuant to the Offer or how such stockholder should vote or act on any matter relating to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction is fair to such holders from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

By: /s/ William S. Oglesby
William S. Oglesby
Managing Director

                                                                         Annex B

                             HeadHunter.NET, Inc.

                         333 Research Court, Suite 200

                            Atlanta, Georgia 30092

                       INFORMATION STATEMENT PURSUANT TO
                 SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14f-1 THEREUNDER

   This Information Statement is being mailed on or about August 31, 2001 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of HeadHunter.NET, Inc. (the "Company") that has been filed with the Securities and Exchange Commission (the "SEC") on August 31, 2001. You are receiving this Information Statement in connection with the possible election of persons designated by CB Merger Sub, Inc., a Georgia corporation ("Purchaser") and a wholly owned subsidiary of Career Holdings, Inc., a Delaware corporation ("Career Holdings"), to a majority of the seats on the Company's Board of Directors (the "Board of Directors" or the "Headhunter Board"). On August 24, 2001, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Career Holdings and Purchaser, pursuant to which (1) Purchaser is required to commence a tender offer (the "Offer") to purchase any and all outstanding shares of the Company's common stock, $.01 par value (the "Common Stock"), including the associated junior participating preferred stock purchase rights (collectively, the "Shares") issued pursuant to the Shareholder Protection Rights Agreement, dated April 15, 2000, between the Company and American Stock Transfer & Trust Company, as Rights Agent, as amended by Amendment No. 1 thereto, dated February 27, 2001, as further amended by Amendment No. 2 thereto, dated August 24, 2001, at a price per Share of $9.25 in cash and (2) following the consummation of the Offer, Purchaser will be merged with and into the Company (the "Merger"). As a result of the Merger, the Company will be the surviving corporation, governed by the laws of the State of Georgia and will become a wholly owned subsidiary of Career Holdings. All Shares not purchased in the Offer (other than the Shares owned by Career Holdings, Purchaser, any of their respective subsidiaries and the Company or any of its subsidiaries that will be cancelled, and Shares, if any, held by dissenting shareholders) will be converted into the right to receive a price per Share of $9.25. The Offer, the Merger and the Merger Agreement are more fully described in the Statement to which this Information Statement forms Annex B.

   The Merger Agreement provides that upon the consummation of the Offer, the Company shall cause Purchaser's designees to be elected to the Board of Directors under circumstances described in the Merger Agreement. This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information contained herein supplements certain information contained in the Statement. Information herein related to Career Holdings and the Purchaser has been provided to the Company by Career Holdings and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

   You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Statement.

   Pursuant to the Merger Agreement, Purchaser commenced the Offer on August 31, 2001. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on September 28, 2001, unless the Offer is extended.

Purchaser Designees

   Effective upon the consummation of the Offer, Purchaser will be entitled to designate the number of directors, rounded up to the next whole number, of the Board of Directors that equals the product of the total number of directors on the Board of Directors multiplied by the percentage that the number of Shares accepted for payment by Purchaser bears to the total number of Shares then outstanding. Pursuant to the Merger Agreement, the Company will promptly, upon the request of, and as specified by Purchaser, either (a) increase the size of the Board of Directors or (b) secure the resignations of such number of incumbent directors, or both, as would be necessary to enable Purchaser's designees to be elected or appointed to the Board of Directors. Additionally, the Company will, on the request by Purchaser, cause the Purchaser's designees to constitute at least the same percentage (rounded up to the next whole number) of directors serving on (i) each committee of the Board of Directors,
(ii) each board of directors (or similar body) of each of the Company's subsidiaries and (iii) each committee (or similar body) of any such subsidiaries' board.

   Prior to the effective time of the Merger, the Company's Board of Directors will have at least two directors (the "Independent Directors") who were directors of the Company on August 24, 2001, who shall remain as directors of the Company until the effective time of the Merger. If the number of Independent Directors is reduced to less than two for any reason prior to the effective time of the Merger, the remaining Independent Director is entitled to designate one person to fill the vacancy or, if no Independent Director then remains, the other directors shall designate two persons to fill such vacancies who shall not be shareholders, affiliates, or associates of Career Holdings or Purchaser.

   In the event that Purchaser's designees are elected to the Board of Directors and constitute a majority of the Headhunter Board, and prior to the effective time of the Merger, in addition to any other applicable requirements, the affirmative vote of at least one of the Independent Directors then in office shall be required to (i) amend or modify the Merger Agreement, (ii) have the Company terminate the Merger Agreement, (iii) grant any extension of time for performance of any of the obligations of Career Holdings or the Purchaser under the Merger Agreement, or (iv) waive any condition of the Company's obligations or rights under the Merger Agreement.

   Purchaser has informed the Company that it will choose its designees to the Board of Directors from the directors and executive officers of Career Holdings and/or Purchaser listed on Schedule I of Career Holdings' Offer to Purchase, dated August 31, 2001 (the "Offer to Purchase"), a copy of which is being mailed to the Company's shareholders together with the Statement. Purchaser has informed the Company that each of the directors and officers listed in Schedule I has consented to act as a director of the Company. The address of each person is set forth Schedule I in such Offer to Purchase. The information in the Offer to Purchase is incorporated herein by reference.

   It is expected that Purchaser's designees may assume office following consummation of the Offer, which cannot be earlier than September 28, 2001.

Certain Information Concerning the Company

   The Common Stock is the only class of equity securities of the Company outstanding that is entitled to vote at a meeting of the shareholders of the Company. As of the close of business on August 28, 2001, there were 20,407,872 shares of Common Stock outstanding.

                     INFORMATION CONCERNING DIRECTORS AND
                       EXECUTIVE OFFICERS OF THE COMPANY

Directors, Executive Officers and Key Employees of the Company

   The directors, executive officers and key employees of the Company and their ages and positions as of August 31, 2001 are as follows:

Name                      Age Position
----                      --- --------
William H. Scott, III     54  Chairman of the Board of Directors
Burton B. Goldstein, Jr.  53  Director
Robert M. Montgomery, Jr. 44  Director and Chief Executive Officer
Michael G. Misikoff       48  Director
J. Douglas Cox            50  Director
Kimberley E. Thompson     44  Director
W. Craig Stamm            36  Chief Financial Officer and Assistant Secretary
Judith G. Hackett         41  Senior Vice President - Marketing
Matthew W. Ferguson       34  Vice President - Business Development
James Dale                40  Chief Technology Officer
Ronald T. Self            45  President and Chief Operating Officer

William H. Scott, III has served as a director of the Company since October 1997 and became Chairman of the Board of Directors in July 1998. Since December 1991, Mr. Scott has served as President of ITC Holding Company, Inc., a diversified telecommunications and technology holding company and a principal shareholder of the Company, and has served on its board of directors since May 1989. Mr. Scott serves as a director of Knology, Inc., a broadband telecommunications services provider; ITC(delta)DeltaCom, Inc., a regional telecommunications services provider and Innotrac Corporation, a provider of customized technology-based marketing and support services.

Burton B. Goldstein, Jr. has served as a director of the Company since July 1998. Mr. Goldstein is currently a venture partner with Mellon Ventures, a venture capital arm of Mellon Bank. Mr. Goldstein co-founded Information America, Inc., an online information services company in 1982, and served as its President from November 1982 to June 1998. From 1996 until June 1998, Mr. Goldstein served on the executive committee of West Group, a division of The Thomson Corporation, an information and publishing company. Mr. Goldstein serves as a director of Wire Access and Noviant and a Board adviser at eMusic and Investor Force.

Robert M. Montgomery, Jr. has served as a director of the Company since January 1998 and its Chief Executive Officer since March 1999. From January 1999 to April 2001, Mr. Montgomery served as the Company's President. Since 1992, Mr. Montgomery has served as a Vice President of ITC Holding Company, Inc. In 1991, Mr. Montgomery founded InterCall, Inc., a teleconferencing company and a wholly owned subsidiary of ITC Holding Company, Inc., and served as its President and Chief Executive Officer until April 1999. From 1993 to April 1999, Mr. Montgomery served as Chairman of the Board and a director of InterCall's United Kingdom division. From 1986 to 1991, Mr. Montgomery served in various capacities with Telecom USA (which was purchased by MCI Communications Corp.), including President of the Conference Calling Division.

Michael G. Misikoff has served as a director of the Company since May 1999. Since February 1999, Mr. Misikoff has also served as a consultant to the Company. From January 1995 to February 1999, Mr. Misikoff served as Vice President, Chief Financial Officer, Secretary, Treasurer and a director of Mindspring Enterprises, Inc. From January 1992 to December 1994, Mr. Misikoff was the acting Chief Financial Officer and a director of InterCall, Inc.

J. Douglas Cox has served as a director of the Company since October 1997. From September 1997 to September 1999, Mr. Cox served as Senior Vice President -- Corporate Development of ITC Holding Company, Inc. From March 1987 to September 1997 he served as Chief Financial Officer and Vice President (Finance) of ITC Holding Company, Inc. and several of its subsidiaries. From 1980 to 1987, Mr. Cox was a partner in the accounting firm of Cox & Rumsey, Certified Public Accountants. From 1972 to 1979, Mr. Cox was employed by Arthur Andersen & Co., specializing in regulated industries.

Kimberley E. Thompson has served as a director of the Company and its Secretary since May 1999. Since September 1997, Ms. Thompson has served as Senior Vice President, General Counsel and Secretary of ITC Holding Company, Inc. and from June 1996 to September 1997, she served as its Vice President, General Counsel and Secretary. From 1989 to 1996, Ms. Thompson was a partner with Hogan & Hartson LLP, a Washington D.C. law firm.

W. Craig Stamm has served as the Company's Chief Financial Officer since December 2000 and served as Vice President of Corporate Development from October 1999 until December 2000. Before joining the Company, Mr. Stamm was a director of the Leveraged Finance Group at SG Cowen from 1997 to 1999. From 1995 to 1997 Mr. Stamm was a Vice President of Creditanstalt Corporate Finance Corporation. He also was a Senior Associate with Citicorp Leveraged Capital in New York City, with responsibility for leveraged buyouts, recapitalizations, and restructurings from 1991 to 1995. Mr. Stamm is also a member of the Atlanta Technology Angels (ATA), an investment group affiliated with the Atlanta Technology Development Center that focuses on early-stage technology ventures.

Judith G. Hackett has served as the Company's Senior Vice President -- Marketing since May 1998. From 1995 to 1998, Ms. Hackett was the Senior Vice President -- Advertising and Marketing with TBS Superstation, Inc., a national cable network. From 1994 to 1995, Ms. Hackett was General Marketing Manager and Creative Director of a CBS affiliate television station, WOIO in Cleveland, and from 1988 to 1994 she served as its Creative Services Director while it was part of the FOX broadcasting network.

Matthew W. Ferguson has served as the Company's Vice President of Business Development since June 2000. Before joining the Company, Mr. Ferguson worked for DigitalWork.com, an online "Do-it-Yourself" business agency, negotiating strategic partnerships from 1998 to 2000. In 1995, Mr. Ferguson founded Woodington Management, a real estate investment company, and was employed there until 1998. In 1996, Mr. Ferguson founded Merg, Inc., a waste management company, and sold the company in 1998. From 1992 to 1994, Mr. Ferguson was a practicing attorney with Baker & McKenzie.

James Dale has served as the Company's Chief Technology Officer since December 2000. Before working at the Company, he held several positions with GE Information Services where he worked from December 1994 to December 2000. His most recent post with GE Information Services was as General Manager in their Ireland office, where he worked to integrate the acquisition of Office Integrated Solutions, an eProcurement solutions provider. Prior to joining GE Information Services, Mr. Dale spent 13 years at American Software, Inc. in Research and Development, Technical Services, and Project Management.

Ronald T. Self joined the Company in April 2001 as the President and Chief Operating Officer. From January 2000 until April 2001, Mr. Self worked at COMSYS Information Technology Services as the Company's Executive Vice President and Chief Operating Officer. From 1990 until 2000, Mr. Self worked for Norrell Corporation (later Spherion through a merger) where he held various positions including Senior Vice President of Sales and Marketing, Senior Vice President of Metro Markets, and Vice President and General Manager of the Central Division. Prior to joining Norrell, Mr. Self spent 11 years working for Procter & Gamble, Pepsi-Cola and Coca-Cola USA in various field sales, marketing, national accounts, and general management positions of increasing levels of responsibility.

Organization of the Board of Directors

   The business of the Company is managed under the direction of the Board of Directors. In accordance with the Company's bylaws, the number of directors on the Board of Directors is currently fixed at six.

   Our directors are elected at the annual meeting of shareholders. Directors and executive officers are elected or appointed to serve until they resign, are removed or are otherwise disqualified to serve or until their successors are elected and qualified at the next annual meeting of shareholders. During 2000, the Board of Directors held nine meetings. Each director, during the period such person was a director, attended at least 75% of the aggregate number of meetings of the Board of Directors and the committees of the Board of Directors of which such person was a member.

Committees of the Board of Directors

   The Board of Directors has standing audit and compensation committees and does not have a nominating committee.

   Audit Committee. The members of the audit committee are Michael G. Misikoff,
J. Douglas Cox and Burton B. Goldstein, Jr. The audit committee is primarily responsible for: monitoring the integrity of the Company's financial reporting process and the system of internal controls regarding finance, accounting and legal compliance; monitoring the independence and performance of the Company's independent auditors; providing an avenue of communication among the independent auditors, management and the Board of Directors; and reviewing areas of potential significant financial risk to the Company. The audit committee was formed in May 2000 and held one meeting during 2000.

   Compensation Committee. As of April 30, 2001, the members of the compensation committee were Bernard S. Hodes, William H. Scott, III and Burton
B. Goldstein, Jr. Mr. Hodes resigned as a director effective as of May 1, 2001. As a result, effective as of such date, Mr. Hodes is no longer a member of the compensation committee and the compensation committee has a vacancy. The Board of Directors will evaluate whether to fill such vacancy or reduce the size of the compensation committee. The compensation committee reviews and recommends to the Board of Directors all compensation and benefit arrangements of the Company's executive officers and also administers its incentive and stock option plans. The Compensation Committee held six meetings during 2000.

Director Compensation

   The Company's bylaws allow the Board of Directors to determine from time to time the compensation that directors may receive for their services as directors. Through December 2000, directors of the Company were paid $500 for physical attendance at Board meetings and $200 for attendance via telephone at Board meetings in addition to being reimbursed for travel to and from the meetings.

   Beginning January 2001, the Headhunter Board members are no longer paid cash for participating in board meetings, except for expense reimbursement. They now receive an annual grant of options to purchase Common Stock valued at $25,000 at the date of the grant for each year that they are a member of the Headhunter Board. Board members who are also a member of a committee receive an additional annual grant of options to purchase Common Stock valued at $5,000 on the date of the grant. These options have a vesting period of one year.

   Concurrently with their respective elections to the Board of Directors, Messrs. Scott, Montgomery, Cox, Goldstein, Hodes, and Misikoff, and Ms. Thompson were each granted options to purchase 10,000 Shares at per share exercise prices of $0.40, $0.40, $0.40, $1.40, $7.94, $2.00, and $2.00,
respectively. Directors are eligible to receive additional options and awards under the Company's 1998 Long-Term Incentive Plan.

                            EXECUTIVE COMPENSATION

   The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to any person who has served as Chief Executive Officer during 2000 and to our four most highly compensated executive officers (our "named executive officers") for services rendered to us during the year ended December 31, 2000. Except as set forth in the table below, no other executive officer's salary and bonus exceeded $100,000 during the year ended December 31, 2000.

Summary Compensation Table

                                                               LONG-TERM
                                                              COMPENSATION
                                                              ------------
                                        ANNUAL COMPENSATION    SECURITIES
                                      -----------------------  UNDERLYING     ALL OTHER
    NAME AND PRINCIPAL POSITION       YEAR SALARY($) BONUS($)  OPTIONS(#)  COMPENSATION($)
-----------------------------------   ---- --------- -------- ------------ ---------------
Robert M. Montgomery, Jr............. 2000  228,000   70,000    400,000           210
  Chief Executive Officer             1999   72,917   25,000    200,000         3,399

W. Craig Stamm /(1)/................. 2000  150,000   59,565     50,000           210
  Chief Financial Officer and         1999   30,769       --     75,000            --
  Assistant Secretary

Judith G. Hackett.................... 2000  155,000   75,628    100,000           250
  Senior Vice President - Marketing   1999  125,000   53,421     10,000         1,125

Mark W. Partin /(2)/................. 2000  150,000   40,341     11,000           210
  Chief Financial Officer and         1999   61,195   42,841    100,000            --
  Assistant Secretary

Jay M. Myer /(3)/.................... 2000  165,000   80,831    125,000           210
  Senior Vice President - Corporate   1999    7,243       --    100,000            --
  Sales And Marketing

--------
(1)Mr. Stamm has served as the Company's Chief Financial Officer and Assistant Secretary since December 2000. He was Vice President of Corporate Development from December 1999 until December 2000.
(2)Mr. Partin served as the Company's Chief Financial Officer and Assistant Secretary from May 1999 until December 2000.
(3)Mr. Myer served as the Company's Senior Vice President of Corporate Sales and Marketing from December 1999 until February 2001.

Option Grants in Last Fiscal Year

                                                                         POTENTIAL
                                                                        REALIZABLE
                                       PERCENT                       VALUE AT ASSUMED
                                       OF TOTAL                       ANNUAL RATES OF
                           NUMBER OF   OPTIONS                          STOCK PRICE
                          SECURITIES  GRANTED TO EXERCISE            APPRECIATION FOR
                          UNDERLYING  EMPLOYEES  OR BASE               OPTIONS TERMS
-                           OPTIONS   IN FISCAL   PRICE   EXPIRATION -----------------
NAME                      GRANTED (#)    YEAR     ($/SH)     DATE    5% ($)   10% ($)
----                      ----------- ---------- -------- ---------- ------- ---------
Robert M. Montgomery, Jr.   200,000      7.8%      7.94    7/19/10   936,285 2,339,124
Mark W. Partin...........     1,000        *      14.38    1/27/10     7,928    19,527
Mark W. Partin...........    50,376      2.0       7.94    7/19/10   235,831   589,179
Mark W. Partin...........    49,624      1.9       7.94    7/19/10   232,311   580,383
W. Craig Stamm...........    50,000      1.9       7.94    7/19/10   234,071   584,781
Judith G. Hackett........    50,376      2.0       7.94    7/19/10   235,831   589,179
Judith G. Hackett........    49,624      1.9       7.94    7/19/10   232,311   580,383
Jay M. Myer..............    50,376      2.0       7.94    7/19/10   235,831   589,179
Jay M. Myer..............    74,624      2.9       7.94    7/19/10   349,347   872,774

--------
* Less than 1%

   The above table sets forth summary information concerning individual grants of stock options made during the year ended December 31, 2000 to each of the named executive officers. The Company granted all options at the market value on the date of grant as determined by its Board of Directors. Amounts reported in the "Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Options Terms" columns represent hypothetical amounts that may be realized on exercise of options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation of our Common Stock over the term of the options. These numbers are calculated based on rules promulgated by the SEC and do not reflect an estimate of future stock price growth. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the timing of such exercises and the future performance of the Common Stock. The Company cannot assure you that it can achieve the rates of appreciation assumed in this table or that the individuals in this table will receive the amounts reflected.

Aggregated Option Exercises In Last Fiscal Year And Fiscal Year End Option
Values

                                                NUMBER OF
                                               SECURITIES       VALUE OF
                                               UNDERLYING      UNEXERCISED
                                               UNEXERCISED    IN-THE-MONEY
                           SHARES                OPTIONS       OPTIONS AT
                          ACQUIRED  VALUE     AT FY-END (#)    FY-END ($)
                             ON    REALIZED   EXERCISABLE/    EXERCISABLE/
          NAME            EXERCISE   ($)      UNEXERCISABLE   UNEXERCISABLE
          ----            -------- --------- ---------------- -------------
Robert M. Montgomery, Jr. 100,000  1,308,333  100,000/367,267         0/0
Judith G. Hackett........  20,000    134,500 40,000 / 125,600   124,900/0

Employment Agreements, Termination of Employment and Change in Control Arrangements

   On March 30, 2001, the Company entered into an employment agreement with Ronald T. Self, its President and Chief Operating Officer as of April 15, 2001. The agreement provides for a base salary of $300,000, and eligibility to receive a bonus of $37,500 per quarter for the first three fiscal quarters he serves as Chief Operating Officer. Beginning on January 1, 2002, or if promoted to Chief Executive Officer, whichever occurs earlier, he would be eligible to receive an annual bonus of at least $150,000. Pursuant to the employment agreement, Mr. Self was awarded options to purchase 400,000 Shares on April 19, 2001 at an exercise price of $4.53 per Share pursuant to the Company's 1998 Long-Term Incentive Plan. Such options will accelerate and become fully vested upon the consummation of the Offer, pursuant to the terms of the 1998 Long-Term Incentive Plan. Mr. Self's employment agreement contemplated a potential additional option to purchase 100,000 Shares if he were appointed Chief Executive Officer in the future. If Mr. Self is terminated without "cause" under the employment agreement, and Mr. Self executes a separation agreement and general release, the Company would be obligated to provide him with one year's base salary and benefits for up to one year following termination or until Mr. Self is entitled to benefits from a new employer. Mr. Self also executed, on March 30, 2001, a separate Confidentiality and Non-Disclosure Agreement with the Company, which restricts his soliciting employees and customers of the Company for one year following his termination and prevents him from competing with the business for six months after termination.

   The Company entered into an employment agreement with W. Craig Stamm, its Chief Financial Officer, on August 16, 2001. The term of the agreement is through March 31, 2002. The agreement provides for a base annual salary of $175,000 and Mr. Stamm is eligible to receive a bonus of up to $12,500 per quarter for the quarters ending September 30, 2001 and December 31, 2001, with and pursuant to the terms and conditions set forth in the Company's standard Executive Incentive Bonus Plan. He will only be entitled to receive a bonus for the quarter ending March 31, 2002 if employed during the entire quarter and if he executes a separation agreement and general release. Under the employment agreement, if Mr. Stamm is terminated without cause, or in connection with and following a change of control of the Company. He shall be entitled to payment of his base salary through the remaining term of the agreement. Additionally, if he executes a separation agreement and general release, he would also be eligible to receive an additional payment of $75,000 as severance pay. Mr. Stamm's employment agreement contains restrictive covenants regarding the solicitation of certain employees and customers for 18 months after termination.

   Mr. Montgomery, the Company's Chief Executive Officer, executed a Non-Disclosure and Confidentiality Agreement with the Company on February 12, 1999. The agreement provides that, for a period of one year following the termination of his employment, he shall not solicit employees or customers of the Company.

Compensation Committee Interlocks and Insider Participation

   Prior to establishing the compensation committee in July 1998, the Board of Directors determined executive compensation. As of the date of this Information Statement, Mr. Goldstein and Mr. Scott serve on the Company's compensation committee. Except for Mr. Scott, none of the Company's executive officers currently serve as a member of the compensation committee or as a director of any entity of which any of our directors serve as an executive officer. Mr. Scott is a director of ITC for which Ms. Thompson is an executive officer.

Compensation Committee Report on Executive Compensation

   The compensation committee of the Board of Directors has prepared the following report on the Company's policies with respect to the compensation of executive officers for the fiscal year ended December 31, 2000. The compensation committee is charged with making decisions with respect to the compensation of the Company's executive officers and administering the Company's stock option plans. No member of the compensation committee is an employee of the Company or its subsidiaries.

Compensation Policies Toward Executive Officers

   The compensation policies of the Company are designed to attract, motivate and retain experienced and qualified executives, to increase the overall performance of the Company, to increase shareholder value and to increase the performance of individual executives.

   The compensation committee seeks to provide competitive salaries based upon individual performance together with annual cash bonuses awarded based on the Company's overall performance relative to corporate objectives, taking into account individual contributions, teamwork and performance levels. In addition, it is the policy of the Company to grant stock options to executives upon their commencement of employment with the Company and annually thereafter in order to strengthen the alliance of interest between such executives and the Company's shareholders and to give executives the opportunity to reach the top compensation levels of the competitive market depending on the Company's performance, as reflected in the market price of the Company common stock.

   The following describes in more specific terms the elements of compensation that implement the compensation committee's compensation policies, with specific reference to compensation reported for 2000.

   Base Salaries. Base salaries of executives are initially determined by evaluating the responsibilities of the position, the experience and knowledge of the individual, and the competitive marketplace for executive talent, including a comparison to base salaries for comparable positions at peer public companies in the Company's geographic region. Base salaries for executive officers are reviewed annually by the compensation committee based upon, among other things, individual performance and responsibilities.

   Annual salary adjustments are recommended by the Chief Executive Officer by evaluating the performance of each executive officer after considering new responsibilities and the previous year's performance. The compensation committee performs the same review of the performance of the Chief Executive Officer. Individual performance ratings take into account such factors as achievement of specific goals that are driven by the Company's strategic plan and attainment of specific individual objectives. The factors affecting base salary levels are not assigned specific weights.

   Bonuses. The Company's annual bonuses to its executive officers are based on both corporate and individual performance, as measured by reference to factors that reflect objective performance criteria over which management generally has the ability to exert some degree of control. These corporate performance factors consist of revenue and earnings targets established in the Company's annual budget. Bonuses for 2000, which were paid in 2001, are based upon the achievement of such financial and operating factors.

   Stock Options. A third component of executive officers' compensation consists of awards under the Company, Inc. 1998 Long-Term Incentive Plan, pursuant to which the Company grants executive officers and other key employees options to purchase shares of common stock.

   The compensation committee grants stock options to the Company's executives in order to align their interests with the interests of the shareholders. Stock options are considered by the compensation committee to be an effective long-term incentive because the executives' gains are linked to increases in the value of the Company common stock, which in turn provides shareholder gains. The compensation committee generally grants options to new executive officers and other key employees upon their commencement of employment with the Company and annually thereafter. The options generally are granted at an exercise price equal to the closing market price of the Company common stock at the date of the grant. Options granted to executive officers in 2000 typically vest over a period of four years following the date of grant. The maximum option term is ten years. Employees who held options with a grant date previous to April 2000 received immediate vesting of all of those options in conjunction with the acquisition by the Company of Career Mosaic. The full benefit of the options is realized upon appreciation of the stock price in future periods, thus providing an incentive to create value for the Company's shareholders through appreciation of stock price. Management of the Company believes that stock options have been helpful in attracting and retaining skilled executive personnel.

   Stock option grants made to executive officers in 2000 reflect significant individual contributions relating to the Company's operations and implementation of the Company's development and growth programs. Certain newly hired executive officers also received stock option grants at the time of their employment with the Company. During 2000, the Company granted stock options to purchase an aggregate of 2,474,500 shares of common stock to approximately 220 employees, including options to purchase an aggregate of 375,000 shares of common stock to the Company's five most highly compensated executive officers at December 31, 2000. The per share option exercise prices of options granted to employees during 2000 ranged from $6.00 to $14.38, which generally equaled the fair market value of a share of the Company common stock on the respective dates of grant.

   Employee Stock Purchase Plan. The Company adopted an Employee Stock Purchase Plan under which any employee of the Company, including executive officers, may purchase shares of the Company's common stock at certain discounts.

   Other. The Company adopted a contributory retirement plan, referred to as the "401(k) plan." Employees become eligible to participate in the plan on the first day of the quarter following two months of employment with the Company. The 401(k) plan provides that each participant may contribute up to 15% of the participant's salary, but not to exceed the annual statutory limit. In 2000, the Company made matching contributions to each participant's account equal to 50% of the first 6% of such participant's annual contribution by salary and/or bonus deferral to the 401(k) plan.

Chief Executive Officer Compensation

   The executive compensation policy described above is applied in setting Mr. Montgomery's compensation. Mr. Montgomery generally participates in the same executive compensation plans and arrangements available to the other senior executives. Accordingly, his compensation also consists of annual base salary, annual bonus and long-term equity-linked compensation. The compensation committee's general approach in establishing Mr. Montgomery's compensation is to be competitive with peer companies, but to have a large percentage of his target compensation based upon the long-term performance of the Company, as reflected in part in the market price of the common stock.

   Mr. Montgomery's compensation for the year ended December 31, 2000 included $300,000 in base salary and a $70,000 cash bonus. Mr. Montgomery's salary and bonus payments for 2000 were based on, among other factors, the Company's performance and the 1999 compensation of chief executive officers of comparable companies, although his compensation was not linked to any particular group of these companies. Mr. Montgomery was also granted options to purchase 200,000 shares of common stock in 2000 under the Company's 1998 Long-Term Incentive Plan.

Compensation Deductibility Policy

   Under Section 162(m) of the Internal Revenue Code, and applicable Treasury regulations, no tax deduction is allowed for annual compensation in excess of $1 million paid to any of the Company's five most highly compensated executive officers in any one calendar year. The compensation committee intends to maximize the extent of tax deductibility of executive compensation under the provisions of Section 162(m) so long as doing so is compatible with its determinations as to the most appropriate methods and approaches for the design and delivery of compensation to the Company's executive officers.

                                          Respectfully submitted,

                                          William H. Scott, III
                                          Burton B. Goldstein, Jr.
                                          Bernard S. Hodes

   The foregoing report of the compensation committee on executive compensation shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates such information by reference.

                         REPORT OF THE AUDIT COMMITTEE

   The following report of the audit committee does not constitute "soliciting material" and should not be deemed to be "filed" with the Securities and Exchange Commission or incorporated by reference into any other filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this report by reference in any of those filings.

   The audit committee oversees the Company's financial reporting process on behalf of the board of directors. The audit committee operates under a written charter adopted by the board of directors on May 19, 2000, which is included as Annex B to the Company's Proxy Statement for its 2001 Annual Meeting of Shareholders. This report reviews the actions taken by the audit committee with regard to the Company's financial reporting process during 2000 and particularly with regard to the Company's audited consolidated financial statements as of December 31, 2000 and 1999 and for the three years in the period ended December 31, 2000.

   The audit committee is composed of two independent directors, as that term is defined by the National Association of Securities Dealers, Inc. The third member, J. Douglas Cox, is not independent under the rules of the National Association Securities Dealers because he was employed by ITC Holding Company, Inc., an affiliate of the Company, within the past three years. Mr. Cox ceased to work for ITC Holding Company in September 1999. The rules of the National Association of Securities Dealers permit the Company to appoint one non-independent director to the audit committee if the Company's board of directors, under exceptional and limited circumstances, determines that membership on the audit committee by a non-independent director is in the best interests of the Company and its shareholders. The Company's board of directors believes that Mr. Cox's extensive background in financial, business and accounting matters allow him to provide valuable advice to the audit committee. In addition, the Company's board of directors believes that Mr. Cox's former employment with ITC Holding Company will not impair his judgment as a member of the audit committee. Therefore, the board of directors determined that Mr. Cox's service on the audit committee is in the best interests of the Company and its shareholders.

   The Company's management has the primary responsibility for the Company's financial statements and reporting process, including the systems of internal controls. The Company's outside auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and issuing a report thereon. The committee's responsibility is to monitor and oversee these processes and to recommend annually to the board of directors the accountants to serve as the Company's outside auditors for the coming year.

   The audit committee has implemented procedures to ensure that during the course of each fiscal year it devotes the attention that it deems necessary or appropriate to fulfill its oversight responsibilities under the audit committee's charter. To carry out its responsibilities, the audit committee met one time during 2000.

   In fulfilling its oversight responsibilities, the audit committee reviewed and discussed with management the audited financial statements to be included in the Company's Annual Report on Form 10-K for 2000, including a discussion of the quality (rather than just the acceptability) of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

   The audit committee also reviewed with the Company's outside auditors, Arthur Andersen LLP, their judgments as to the quality (rather than just the acceptability) of the Company's accounting principles and such other matters as are required to be discussed with the audit committee under Statement on Auditing Standards No. 61, Communication with Audit Committees. In addition, the audit committee discussed with Arthur Andersen LLP its independence from management and the Company, including the matters in the written disclosures received from Arthur Andersen LLP that are required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. The audit committee also considered whether the provision of services during 2000 by Arthur Andersen LLP that were unrelated to their audit of the financial statements referred to above and to their reviews of the Company's interim financial statements during 2000 is compatible with maintaining Arthur Andersen's independence.

   Additionally, the audit committee discussed with the Company's internal and outside auditors the overall scope and plan for their respective audits. The audit committee met with the internal and outside auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

   In reliance on the reviews and discussions referred to above, the audit committee recommended to the board of directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for 2000 for filing with the Securities and Exchange Commission. The audit committee also recommended to the board that the Company retain Arthur Andersen LLP as the Company's outside auditors for 2001.

                                          Michael G. Misikoff, Chairman
                                          J. Douglas Cox, Member
                                          Burton B. Goldstein, Jr., Member

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                AND MANAGEMENT

   The following tables set forth information with respect to ownership of the Shares held by the directors and executive officers of the Company, and with respect to ownership by persons believed by the Company to be the beneficial owners of more than 5% of its outstanding Shares, in each case, as of August 28, 2001. Also set forth below are shares of Common Stock subject to options or warrants owned by such persons that are currently exercisable or exercisable within 60 days of August 28, 2001. All information set forth below has been taken from Exchange Act filings relating to the Company. In presenting the number of Shares beneficially owned by a person and the percentage ownership of that person, Shares subject to options or warrants owned by such person that are currently exercisable or exercisable within 60 days of August 28, 2001 are deemed outstanding; provided that such Shares are not deemed outstanding for the purpose of computing the percentage of ownership of any other person. None of Career Holdings, Purchaser, any of their respective directors or executive officers or their associates or subsidiaries owns any Shares. ITC, Ms. Thompson and Messrs. Scott, Montgomery, Goldstein, Cox and Misikoff have each entered into a Stockholder Agreement with the Company, Career Holdings and Purchaser granting an irrevocable proxy to certain officers of Career Holdings to vote their Shares in favor of the Merger Agreement and with respect to certain other matters. As a result, Career Holdings may be deemed to have a beneficial interest in the Shares owned by ITC and such persons.

Directors and Executive Officers

                                                                      Number of Shares   Percentage
                                                                      of Common Stock   Beneficially
Holders                                                              Beneficially Owned    Owned
-------                                                              ------------------ ------------
William H. Scott, III...............................................       16,200/(1)/        *
Robert M. Montgomery, Jr............................................      556,666/(2)/      2.7%
Burton B. Goldstein, Jr.............................................       46,100/(3)/        *
J. Douglas Cox......................................................       16,000/(4)/        *
Michael G. Misikoff.................................................       44,000/(5)/        *
Kimberley E. Thompson...............................................       16,000/(6)/        *
Ronald T. Self......................................................        2,000             *
W. Craig Stamm......................................................       90,000/(7)/        *
Judith G. Hackett...................................................       95,000/(8)/        *
Matthew W. Ferguson.................................................        6,250/(9)/        *
All current directors and executive officers as a group (10 persons)      888,216/(10)/     4.3%

--------
  *  Less than 1%
 (1) Includes 12,000 Shares subject to options exercisable within 60 days of August 28, 2001, the benefit of which have been assigned to ITC, 300 Shares held by Mr. Scott's spouse and 900 Shares held by Mr. Scott's children.
 (2) Includes 193,333 Shares subject to options exercisable within 60 days of August 28, 2001.
 (3) Includes 12,000 Shares subject to options exercisable within 60 days of August 28, 2001, 7,000 Shares held in Mr. Goldstein's IRA and 600 Shares held by Mr. Goldstein's children.
 (4) Includes 12,000 Shares subject to options exercisable within 60 days of August 28, 2001, the benefit of 3,902 Shares of which have been assigned to ITC.
 (5) Includes 12,000 Shares subject to options exercisable within 60 days of August 28, 2001.
 (6) Includes 12,000 Shares subject to options exercisable within 60 days of August 28, 2001, the benefit of which have been assigned to ITC.
 (7) Includes 87,500 Shares subject to options exercisable within 60 days of August 28, 2001.
 (8) Includes 65,000 Shares subject to options exercisable within 60 days of August 28, 2001.
 (9) Represents 6,250 Shares subject to options exercisable within 60 days of August 28, 2001.
(10) Includes 412,083 Shares subject to options exercisable within 60 days of August 28, 2001.

Five Percent Owners

                                          Number of Shares   Percentage
                                          of Common Stock   Beneficially
        Holders                          Beneficially Owned    Owned
        -------                          ------------------ ------------
        ITC Holding Company, Inc.
        3300 20th Avenue
        Valley, Alabama 36854...........     5,527,902/(1)/     26.5%
        Warren L. Bare c/o InJesus.com
        2385 Satellite Boulevard
        Duluth, Georgia 30096...........     1,292,500           6.3%
        Capital Guardian Trust Company
        11100 Santa Monica Boulevard
        Los Angeles, California 90025...     1,264,500/(2)/      6.2%
        Chaucer Investments Co., LLC
        2304 Chandana Trail
        Valpraiso, Indiana 46383........     2,000,000/(3)/      9.8%

(1)Includes 416,667 Shares subject to a warrant held by ITC Service Company, a wholly owned subsidiary, exercisable within 60 days and 27,902 Shares subject to options originally granted to Mr. Cox, Mr. Scott and Ms. Thompson as directors of the Company, the benefits of which have been assigned to ITC which are exercisable within 60 days.
(2)The numbers reported were derived from a Schedule 13G executed by Capital Guardian Trust Company and filed with the Securities and Exchange Commission on February 12, 2001.
(3)The numbers reported were derived from a Schedule 13G executed by Chaucer Investments Co., LLC and filed with the Securities and Exchange Commission on May 8, 2001.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   The Company believes that all of the following transactions were made on terms no less favorable to it than could have been obtained from unaffiliated third parties. All future transactions, including loans, between the Company and its officers, directors, principal shareholders and their affiliates will be approved by a majority, but not fewer than two, of its disinterested directors, and will continue to be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

   On July 19, 2000, in conjunction with the acquisition of Career Mosaic, Inc. by the Company, the Company entered into a credit agreement with Omnicom Finance, Inc., a wholly owned subsidiary of Omnicom Group Inc., pursuant to which Omnicom Finance made available to the Company a revolving line of credit of up to $10.0 million. On February 27, 2001, HeadHunter. NET and Omnicom Finance amended the credit agreement to, among other things, extend the maturity date to June 30, 2004. The Company paid $213,594 to Omnicom Finance in 2000 for interest accrued-to-date. Subsequently, in the first quarter of 2001 the Company prepaid interest on the credit facility through March 2002 by issuing 101,100 Shares. As of August 28, 2001, there was $10.0 million outstanding under the line of credit. For a discussion of recent developments relating to Omnicom Finance, see "Item 7. Purposes of the Transaction and Plans or Proposals" in the Statement.

   On July 19, 2000, in conjunction with the acquisition of Career Mosaic, Inc. by the Company, the Company entered into a service agreement with Bernard Hodes Group Inc., a wholly owned subsidiary of Omnicom Group Inc. The agreement entitled Bernard Hodes Group to sell all the Company services and to receive a more favorable discount than is generally offered to other advertising agencies that do business with the Company.

From the date of the merger until September 30, 2000 the discount was fixed at 40%. Beginning October 2000, the discount is based on a sliding scale that is directly tied to the total dollars that Bernard Hodes Group sells. The discount rate is recalculated quarterly based on sales for the prior quarter.

   In January 2000 the Company entered into a contract with ITC Service Company to purchase a 1% equity interest in two airplanes; a Beech Jet and a King Air. During 2000, the Company paid $102,769 toward the purchase of the interest. Subsequently, in 2001 the Beech Jet was traded in for a Lear Jet and the Company purchased a 1% interest in that airplane for an additional $37,050. This equity interest makes the airplanes available to the Company's executives on a limited basis. The Company was billed $27,239 for its portion of operating expenses related to the planes for 2000.

   A director of ITC, the Company's largest shareholder, owns a substantial interest in an insurance company through which the Company obtains certain insurance coverage. Insurance expense paid to that company for the year ended December 31, 2000 was $290,849.

   The Company utilizes InterCall for internal conference calls. InterCall is a wholly owned subsidiary of ITC, and Mr. Montgomery was InterCall's Chief Executive Officer until April 19, 1999. Telephone conferencing expenses with InterCall were $68,140 for the year ended December 31, 2000.

   Beginning in January 1998, the Company entered into an agreement with ITC(delta)DeltaCom, Inc. to serve as the Company's Internet service provider and host of the Company's web site. ITC(delta)DeltaCom is related to ITC through both common ownership and board membership. Internet access and long-distance telephone charges totaled $149,286 for the year ended December 31, 2000.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the Exchange Act requires the Company's directors, officers and beneficial owners of more than 10% of the Company's outstanding Common Stock to file with the SEC initial reports of ownership of the Company's equity securities and to file subsequent reports when there are changes to such ownership Based solely on a review of the copies of reports furnished to the Company, or written representations that annual forms (Form 5) were required in order to report the grant of stock options only. The Company believes that during 2000, all filing requirements of its officers, directors and 10% or greater shareholders for reporting to the SEC their ownership and changes in ownership of Common Stock (as required pursuant to Section 16(a) of the Exchange Act) were complied with.

                         COMPARATIVE STOCK PERFORMANCE

   The following graph shows a comparison of cumulative total stockholder returns for the Common Stock, the Nasdaq Stock Market Index for U.S. Companies, and the Media General Internet Information Providers Index (the "Peer Group Index") as a peer group comparison. The graph assumes the investment of $100 on August 19, 1999, the date of the Company's initial public offering, to December 31, 2000. The data regarding the Company assumes an investment at $10.188 per share, the closing price on the day of our initial public offering. The Peer Group Index is composed of companies that provide Internet navigation and reference guide information for World Wide Web and that publish, provide or present proprietary, advertising and/or third party content. the Company is included in the calculation of the returns of the Peer Group Index.

                   Comparative Stock Performance Chart/(1)/
                                    [CHART]


 Cumulative Total Return   8/19/99  9/99    12/99   3/00    6/00    9/00    12/00
 -----------------------   ------- ------- ------- ------- ------- ------- -------
HEADHUNTER.NET, INC....... $100.00 $123.70 $123.32 $177.31 $ 99.39 $ 46.02 $ 69.94
NASDAQ STOCK MARKET (U.S.)  100.00  104.86  154.08  173.96  151.25  139.17   93.17
PEER GROUP INDEX..........  100.00  132.74  287.48  287.11  257.83  282.00  192.41

--------
(1) Assumes $100 invested on 8/19/99 in the Company's Common Stock, the Nasdaq Stock Market or Peer Group Index - including reinvestment of dividends.

   The foregoing performance graph and table shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates such information by reference.